Exhibit 4.4

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The common stock of Lakeland Financial Corporation (the “Company,” which is also referred to herein as “we,” “our” or “us”) is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.  The following description of the material terms of the Company’s common stock is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, as amended, which we refer to as the “Articles of Incorporation” and the Company’s Restated Bylaws, which we refer to as the “Bylaws,” each of which are filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, as well as the Indiana Business Corporation Law, which we refer to as the “IBCL,” and any other documents referenced in the summary and from which the summary is derived.

General.  We have the authority to issue 90,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value.  Our common stock is traded on the Nasdaq Global Select Market under the symbol “LKFN.”

Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither convertible nor redeemable, are not subject to any sinking fund provisions, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

Voting Rights.  Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter.  In general, action on a matter (other than the election of directors) will be approved if the votes cast favoring the action exceed the votes cast opposing the action, and directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.  There is no cumulative voting in the election of directors, and our board of directors is not classified.

Liquidation Rights.  Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Dividends.  In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve, applicable to bank holding companies. As an Indiana corporation, we are subject to the limitations of the IBCL, which prohibit us from paying dividends if we are, or by payment of the dividend we would become, insolvent, or if the payment of dividends would render us unable to pay our debts as they become due in the usual course of business.  Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bylaws.  The rights of holders of our common stock are governed, in part, by the Bylaws, which may be amended by our board of directors.

Anti-Takeover Provisions.  Our Articles of Incorporation and Bylaws may have the effect of delaying, deferring or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders.  Certain of these provisions are summarized in the following paragraphs.

“Blank Check” Preferred Stock.  Our board of directors is authorized under our Articles of Incorporation to issue shares of preferred stock, and determine the designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such preferred stock, without shareholder approval, which could increase the number of outstanding shares and thwart a takeover attempt.

Action by Unanimous Written Consent.  Our Articles of Incorporation specify that any action that may be taken at a meeting of the shareholders may be taken without a meeting if, prior to such action, a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof, which could delay our shareholders ability to take any action outside of a shareholder meeting.

Filling of Board Vacancies; Director Removal.  Our Bylaws provide that any vacancy occurring in the board of directors shall be filled by a vote of a majority of the remaining directors. A person elected to fill a vacancy on the board of directors will serve for the unexpired term of the director whose seat became vacant. Our Bylaws provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock, and our Articles of Incorporation provide that a director may be removed from the board of directors before the expiration of his or her term without cause only upon the vote of two thirds of the outstanding shares of common stock. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

No Cumulative Voting.  Our Articles of Incorporation do not provide for cumulative voting with respect to the election of directors. The absence of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.